SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

TransDigm Group Incorporated

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

893641 10 0

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

466 Lexington Avenue

New York, New York  10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Steven J. Gartner, Esq.

Cristopher Greer, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York  10019

(212) 728-8000

March 23, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 893641 10 0

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) TD Group Holdings, LLC I.R.S. #51-0592349

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 7,332,018

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 7,332,018

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,332,018

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.2%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 893641 10 0

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Warburg Pincus Private Equity VIII, L.P. I.R.S. #13-4161869

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 7,332,018

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 7,332,018

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,332,018

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.2%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 893641 10 0

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Warburg Pincus & Co. I.R.S. #13-6358475

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 7,332,018

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 7,332,018

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,332,018

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.2%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 893641 10 0

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Warburg Pincus LLC I.R.S. #13-3536050

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 7,332,018

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 7,332,018

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,332,018

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.2%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 893641 10 0

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Warburg Pincus Partners, LLC I.R.S. #13-4069737

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 7,332,018

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 7,332,018

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,332,018

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.2%

14	Type of Reporting Person (See Instructions) OO

Introduction.

This Amendment No. 6 to Schedule 13D (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on March 30, 2006, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on May 29, 2007, amended by Amendment No. 2 thereto filed with the Securities and Exchange Commission on November 29, 2007, amended by Amendment No. 3 thereto filed with the Securities and Exchange Commission on December 12, 2007, amended by Amendment No. 4 thereto filed with the Securities and Exchange Commission on May 14, 2008, and further amended by Amendment No. 5 thereto filed with the Securities and Exchange Commission on February 20, 2009 (as so amended, the “Current Schedule 13D”), on behalf of TD Group Holdings, LLC, a Delaware limited liability company (“TD LLC”), Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (together with two affiliated entities, “WP VIII”), Warburg Pincus LLC, a New York limited liability company (“WP LLC”), Warburg Pincus & Co., a New York general partnership (“WP”), and Warburg Pincus Partners, LLC, a New York limited liability company and a subsidiary of WP (“WP Partners LLC”, and together with WP VIII, WP LLC and WP, the “Warburg Pincus Reporting Persons”).  Charles R. Kaye and Joseph P. Landy are each Managing General Partners of WP and Co-Presidents and Managing Members of WP LLC.  This Amendment relates to the common stock, par value $0.01 per share (the “Common Stock”), of TransDigm Group Incorporated, a Delaware corporation (the “Company”).

TD LLC and the Warburg Pincus Reporting Persons (together with TD LLC, the “Reporting Persons”) are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Current Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
Item 5 of the Current Schedule 13D is hereby amended and replaced in its entirety as set forth below.

(a)           Immediately following the completion of the Redemption (as hereinafter defined), each of the Reporting Persons may be deemed to beneficially own 7,332,018 shares of Common Stock, representing approximately 15.2% of the outstanding Common Stock, based on the 48,194,179 shares of Common Stock outstanding as of January 23, 2009 as reported in the Company’s Form 10-Q filed on February 4, 2009.

(b)           Each of the Reporting Persons may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the 7,332,018 shares of Common Stock it may be deemed to beneficially own.  Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the Reporting Persons.  Messrs. Kaye and Landy disclaim beneficial ownership of all shares of Common Stock that may be deemed to be beneficially owned by any of the Reporting Persons.  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act.  The filing of this Schedule

13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group.

(c)           Other than the Redemption, no transactions in the Common Stock were effected by any Reporting Person since the filing of the Current Schedule 13D.

(d)           Except as set forth in this Item 5 and for persons referred to in Item 2, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Current Schedule 13D is hereby amended to add the following paragraph to the end thereof:

As reported in the Current Schedule 13D, immediately after the closing of the initial public offering of the Common Stock, WP VIII and certain other stockholders of the Company that co-invested in the Company along with WP VIII in 2003, contributed their shares of Common Stock to TD LLC in exchange for membership interests in TD LLC, with each such stockholder being issued a number of membership interests equal to the number of shares of Common Stock contributed to TD LLC by such stockholder.  Pursuant to the Limited Liability Company Agreement of TD LLC, on the first business day following the three year anniversary of the initial public offering of the Common Stock, TD LLC is required to dissolve and distribute all shares of Common Stock held by it to its members.  In lieu of the dissolution of TD LLC, on March 23, 2009, TD LLC entered into a Redemption Agreement (the

“Redemption Agreement”) with all of its members other than WP VIII (collectively, the “Redeemed Members”).  Under the Redemption Agreement, each Redeemed Member redeemed all of its membership interests in TD LLC in exchange for a number of shares of Common Stock that corresponded to such Redeemed Member’s pro rata economic interest in TD LLC (the “Redemption”).  Other than the shares transferred to the Redeemed Members, neither TD LLC nor WP VIII sold or otherwise transferred any shares of Common Stock in connection with the Redemption.  In addition, as a result of the Redemption, WP VIII is the sole remaining member of TD LLC.  The Redeemed Members are AlpInvest Partners CS Investments 2003 C.V., AlpInvest Partners Later Stage Co-Investments Custodian II, B.V., A.S.F. Co-Investment Partners II, L.P., ML TD Holdings, LLC and Teachers Insurance and Annuity Association of America.

Item 7.	Material to be Filed as Exhibits.
Item 7 of the Current Schedule 13D is hereby amended to add the following exhibit:

Exhibit H.    Redemption Agreement, dated as of March 23, 2009, by and among TD Group Holdings, LLC, AlpInvest Partners CS Investments 2003 C.V., AlpInvest Partners Later Stage Co-Investments Custodian II, B.V., A.S.F. Co-Investment Partners II, L.P., ML TD Holdings, LLC and Teachers Insurance and Annuity Association of America, and acknowledged and agreed to by Warburg Pincus Private Equity VIII, L.P.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2009	TD GROUP HOLDINGS, LLC By: Warburg Pincus Private Equity VIII, L.P., its Managing Member By: Warburg Pincus Partners, LLC, its General Partner By: Warburg Pincus & Co., its Managing Member
		By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Partner
Dated: March 24, 2009	WARBURG PINCUS PRIVATE EQUITY VIII, L.P. By: Warburg Pincus Partners, LLC, its General Partner By: Warburg Pincus & Co., its Managing Member
		By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Partner

Dated: March 24, 2009	WARBURG PINCUS & CO.

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Partner

Dated: March 24, 2009	WARBURG PINCUS LLC

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Managing Director

Dated: March 24, 2009	WARBURG PINCUS PARTNERS, LLC By: Warburg Pincus & Co., its Managing Member

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Partner